UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

FormFactor, Inc.

File No. 333-109815 - CF#22040

FormFactor, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form S-1 registration statement filed on October 20, 2003.

Based on representations by FormFactor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25.2   through August 7, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry J. Hindin
Special Counsel